Exhibit 99.2

THE REAL BROKERAGE INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE
HELD ON may 30, 2025

DATED APRIL 7, 2025

THE REAL BROKERAGE INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

FRIDAY, MAY 30, 2025

TAKE NOTICE THAT an Annual General and Special Meeting (the “Meeting”) of the shareholders of The Real Brokerage Inc. (the “Company”) will be held on Friday, May 30, 2025 at 9:00 a.m. ET. This year’s Meeting will be a virtual meeting of shareholders. You will be able to attend the Meeting, vote and submit your questions during the Meeting via live webcast by visiting www.virtualshareholdermeeting.com/REAX2025. Prior to the Meeting, you will be able to vote (i) at www.proxyvote.com, (ii) by telephone at 1-800-474-7493 (English) or 1-800-474-7501 (French); or (iii) by completing, signing and returning the enclosed form of proxy or voting instruction form, as applicable, in the envelope provided.

The Meeting will be held for the following purposes:

1.	to receive the audited financial statements of the Company for the year end dated December 31, 2024 and the accompanying report of the auditors;

2.	to fix the number of directors of the Company at eight (8);

3.	to elect the directors of the Company to serve until the close of the next annual general meeting of shareholders of the Company or until their successors are elected or appointed;

4.	to re-appoint auditors of the Company for the ensuing year, as more fully described in the management information circular (the “Management Information Circular”) accompanying this Notice;

5.

to pass an ordinary resolution of shareholders confirming and approving the 2025 Stock Incentive Plan of the Company, as more particularly described in the accompanying Management Information Circular;

6.	to pass an ordinary resolution to ratify and approve the “Advance Notice Policy”, as more particularly described in the accompanying Management Information Circular; and

7.	to transact such other business as may be properly brought before the Meeting or any postponement or adjournment thereof.

Information relating to the items above is set forth in the Management Information Circular.

Only shareholders of record as of April 7, 2025 (the “Record Date”), are entitled to notice of the Meeting and to vote at the Meeting and at any adjournment or postponement thereof.

Notice-and-Access

The Company has elected to use for the Meeting the notice-and-access provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102” and together with NI 54-101, the “Notice-and-Access Provisions”) of the Canadian Securities Administrators. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing the Company to post its Management Information Circular and any additional materials online.

The Management Information Circular and all additional materials have been posted in full on the Company’s website at https://investors.onereal.com/events-presentations, and under the Company’s System for Electronic Document Analysis and Retrieval+ (“SEDAR+”) profile at www.sedarplus.com, instead of printing and mailing out paper copies. All shareholders of record as of the Record Date will receive a notice and access notification containing instructions on how to access the Management Information Circular and all additional materials.

Voting by Proxy

To participate in the Meeting, registered shareholders and duly appointed proxyholders will need to visit www.virtualshareholdermeeting.com/REAX2025 and log-in using the 16-digit control number included either on your proxy form (the “Instrument of Proxy”) or voting instruction form (“VIF”), as applicable. The Meeting platform is fully supported across browsers and devices running the most updated version of applicable software plugins. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to participate in the Meeting. The Meeting will begin promptly at 9:00 a.m. ET on Friday, May 30, 2025. Online check-in will begin starting 15 minutes prior, at 8:45 a.m. ET. You should allow ample time for online check-in procedures. If you encounter any difficulties accessing the virtual meeting during the check-in or Meeting time, please call the technical support number that will be posted on the virtual shareholder meeting log in page. The webcast Meeting allows registered holders and duly appointed proxyholders to attend the Meeting live, submit questions and vote while the Meeting is being held if you have not done so in advance of the Meeting.

Guests will be able to attend the Meeting through the live webcast only by joining the webcast as a guest at www.virtualshareholdermeeting.com/REAX2025. Guests will not be able to submit questions or vote.

If you are not a registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the voting instruction form in accordance with the instructions provided to you by your broker or by the other intermediary.

It is desirable that as many shareholders holding common shares of the Company as possible be represented at the Meeting. If you do not expect to attend and would like your common shares represented, please complete the enclosed Instrument of Proxy or VIF and return it as soon as possible in the envelope provided for that purpose. To be valid, all Instruments of Proxy and VIFs must be deposited at the office of Broadridge at Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, ON, L3R 5S5 not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any postponement or adjournment thereof. Late Instruments of Proxy may be accepted or rejected by the Chair of the Meeting in the Chair’s discretion and the Chair is under no obligation to accept or reject any particular late Instruments of Proxy or VIF.

DATED at Vancouver, British Columbia this 7th day of April, 2025.

By order of the Board of Directors of The Real Brokerage Inc.

Signed “Tamir Poleg”
Tamir Poleg
Chief Executive Officer and Director